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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:
Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission (the 'SEC'), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC's website at www.sec.gov.

Patterson, Belknap, Webb & Tyler LLP

1133 Avenue of the Americas
New York, NY 10036-6710
(212) 336-2000
Fax (212) 336-2222

        This information presented in this document is based on a review of pleadings available from the United States District Court for the Southern District of New York and other public sources. This type of review is necessarily limited, it does not include a large number of relevant documents that are held on a confidential basis and therefore not available to the public. Furthermore, we have not had an opportunity to interview witnesses or consult with the parties' counsel, who may also possess relevant information. This document describes significant aspects of, and should be read in conjunction with, the letter of Patterson, Belknap, Webb & Tyler LLP re: Sanofi Plavix Litigation, dated March 9, 2004, appended hereto.

Summary and Analysis of Plavix-Related Litigations

        Sanofi markets Plavix, a pharmaceutical compound. The active ingredient in Plavix is commonly known as clopidogrel bisulfate, for which Sanofi holds several U.S. and foreign patents. Clopidogrel bisulfate is the bisulfate salt of the d-enantiomer of a chemical compound abbreviated by the parties as MATTPCA.

  •
  d-enantiomer:    The same molecule can exist in different physical orientations (much like a person's hand exists in left and right orientations that are mirror images of each other). Either one of a pair of molecules that are mirror images of one another are known as "enantiomers"; and the two entantiomers in such a pair are called either a "d-enantiomer" or "l-enantiomer," depending on its optical rotation. These molecules are frequently present as a mixture of both the d-enantiomer and the l-enantiomer, and this mixture is known as a "racemic" mixture.

  •
  Bisulfate Salt:    Pharmaceutical compounds can also exist as different types of salts. Because many drug substances are acids or bases, it is convenient to convert them into salts in order to improve stability and increase water solubility. Examples include hydrogen sulfate (also called bisulfate) and hydrogen chloride.

        Apotex and Dr. Reddy have filed applications with the FDA seeking to market generic versions of Plavix before all of Sanofi's applicable patents have expired. Based upon these applications, Sanofi separately sued Apotex and Dr. Reddy for patent infringement in the Southern District of New York. Sanofi seeks to assert its U.S. patent rights to prevent Apotex and Dr. Reddy from obtaining FDA approval for their generic versions of Plavix. The two cases have been consolidated for discovery purposes, but it has yet to be determined whether they will be consolidated for trial.

  •
  Sanofi holds five U.S. patents that it identified to the FDA as covering Plavix. Only three of those, however, appear to be relevant to the pending litigation—the '265 patent, '328 patent, and '596 patent.

  •
  The '265 patent is the only patent currently in dispute in the pending litigation. Sanofi is asserting only one claim of the '265 patent, claim 3, which covers the d-enantiomer of MATTPCA "substantially separated" from the l-enantiomer. The parties dispute the purity of MATTPCA's d-enantiomer required by that claim. Sanofi has said that it must be above about 95% free of the l-enantiomer, while Apotex and Dr. Reddy have said that it must be at least 96% free or 92.5% free, respectively.

  •
  Sanofi originally asserted the '328 patent also, but that patent was later withdrawn from the litigation. Sanofi did so with prejudice against it ever being reasserted against Apotex or Dr. Reddy's generic products. The exact reason for the '328 patent's withdrawal is not clear from

1

    the public record; some have speculated that it may be because Apotex and Dr. Reddy had strong arguments of invalidity and/or inequitable conduct.

  •
  The '596 patent expired in 2003 and is therefore has not been asserted against Apotex or Dr. Reddy. The '596 patent is still relevant to the litigation, however, because defendants allege that is "prior art" (i.e., a public disclosure of an invention that occurred more than one year before the patent on that invention was applied for) which invalidates the '265 patent.

        Apotex and Dr. Reddy argue that their generic versions of Plavix do not infringe Sanofi's '265 patent because the patent is invalid or unenforceable. Apotex and Dr. Reddy seem to present four primary arguments: (1) anticipation; (2) obviousness; (3) double patenting; and (4) inequitable conduct. Apotex and Dr. Reddy need to prevail on only one of these lines of attack for the court to determine that their generic versions of Plavix do not infringe Sanofi's U.S. patent rights.

  •
  Anticipation:    When prior art identically discloses the invention as claimed in a patent, that patent is deemed to be "anticipated" by the prior art.

  •
  Obviousness:    When the prior art does not identically disclose the invention, but is similar enough to the invention that scientists of ordinary skill in the field could easily modify the prior art to deduce the invention claimed in the patent, the patent is "obvious" in view of the prior art.

  •
  Double Patenting:    When the same party owns two or more patents, and one patent expires later than the other, the later patent can be found invalid for double patenting over the prior patent even if it does not qualify as prior art, so long as it is for the same invention or an obvious variant.

    Inequitable Conduct:    If the court finds the patentee intentionally omitted or misrepresented relevant facts to the Patent Office in order to gain issuance of a patent, then the court will not enforce a patent. (As discussed below, the inequitable conduct defense raised by Apotex and Dr. Reddy cannot be evaluated because of the limited amount of information that has currently been made public.)

        The law presumes patents are valid. Therefore, Apotex and Dr. Reddy have the burden of proving invalidity by clear and convincing evidence. As described below, it appears that Apotex and Dr. Reddy have substantial defenses to Sanofi's allegations of patent infringement that may allow them to prevail on one or more of these theories.

Anticipation:

        It appears that Apotex and Dr. Reddy will primarily argue that claim 3 of the '265 patent is anticipated by the '596 patent because the '596 patent specifically discloses MATTPCA and d-enantiomers.

  •
  Apotex and Dr. Reddy will likely rely on two claims of the '596 patent. The first is a narrower claim that specifically discloses MATTPCA but does not indicate explicitly if it covers the racemic mixture, enantiomers, or both. The second claim of the '596 patent relevant to defendants' arguments is a broad claim which covers a number of related compounds (called a "genus"). The genus claim includes "both enantiomeric forms or their mixture" and includes, but does not specifically refer to, MATTPCA. Similarly, the '596 patent specification generally refers to the enantiomeric forms as well as their mixture.

  •
  Apotex and Dr. Reddy's anticipation arguments seemingly are based on the narrower claim of the '596 patent. They may be expected to present expert testimony that since the '596 patent teaches MATTPCA and also teaches "one of the two enantiomers or their mixture," scientists would interpret the '596 as disclosing the d-enantiomer of MATTPCA.

2

  •
  Apotex and Dr. Reddy will likely present evidence that a scientist of ordinary skill could have separated the racemic mixture disclosed in the '596 patent to obtain the d-enantiomer and that information contained in the '596 patent would encourage a typical scientist to perform that separation.

  •
  Defendants Apotex and Dr. Reddy are also expected to argue that the '596 patent discloses the bisulfate salt of MATTPCA because the patent states that a "pharmaceutically acceptable" salts are included in the invention. Presumably, expert testimony will establish that the bisulfate salt was in the regular armamentaria of those skilled in the art for preparing pharmaceutical compounds.

  •
  In addition to the argument based upon the '596 patent, Apotex and Dr. Reddy can also be expected to rely on an internal memo by Sanofi's legal department that they characterize as "an admission by Sanofi that its clopidogrel patent is anticipated," e.g., by the '596 patent. This memorandum cautions against including disclosures of enantiomers in patent applications (as was done in the '596 patent) because Sanofi wants to leave open "the possibility of subsequently patenting a particularly interesting enantiomer that may go into development". The memo singles out the Plavix patent as an example of what not to do, and goes on to say "[w]e have an example of such "self-anticipation' with Clopidogrel".

        Sanofi could be expected to try to argue that the '596 patent does not specifically disclose the d-enantiomer of MATTPCA and that the Patent Office already found as much.

  •
  Sanofi could argue that the claim to MATTPCA in the '596 patent discloses only a racemic mixture and present expert testimony to support this argument. Sanofi may further argue that a scientist would not have known how to separate the d-enantiomer from the racemic mixture.

  •
  Sanofi could attempt to rely on the prosecution of the '265 patent to support its arguments. Specifically, Sanofi could argue that the Patent Office considered the '596 patent in deciding to allow the '265 patent and therefore must have determined that the '596 patent does not disclose the d-enantiomer of MATTPCA.

        The court's decision on anticipation will turn on whether the court finds that the '596 patent disclosed the d-enantiomer of MATTPCA. While it is not possible to predict the court's finding on anticipation, Apotex and Dr. Reddy's have raised substantial defenses that could lead the court to find there has been anticipation.

  •
  Prior decisions of other courts have found that disclosure of a racemic mixture does not necessarily disclose the individual enantiomers. However, those prior decisions have not addressed a situation where there is specific language in the patent stating that enantiomers are included in the invention, as is the case in the Plavix litigation.

  •
  The decision will likely come down to whether the judge gives more weight to the experts presented by Apotex and Dr. Reddy than to the experts presented by Sanofi.

  •
  Patents are presumed valid, but this presumption can be rebutted. The court is not bound by the Patent Office's allowance of the '265 patent after considering the '596 patent. The court could still hold the '265 patent invalid based on the disclosure of the '596 patent.

        At this time, we do not know if Apotex or Dr. Reddy is relying on any additional prior art because of the limited public access to information.

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Obviousness:

        In addition to their anticipation arguments, Apotex and Dr. Reddy will argue in the alternative that the '265 patent is obvious—which would be additional grounds for rendering the '265 patent invalid.

  •
  Defendant's obviousness arguments presumably is based on the broader claim of the '596 patent, which discloses a number of compounds and specifically indicates enantiomers.

  •
  Apotex and Dr. Reddy will most likely argue that the '596 patent directs a scientist to more specific compounds then the general genus disclosed in claim 1. They will argue that the narrower claim 2, which is specific to MATTPCA, would lead a scientist to have naturally selected the d-enantiomer of MATTPCA from the genus of compounds disclosed in the broader '596 claim. This argument would be heavily based on expert testimony.

  •
  To establish obviousness, Apotex and Dr. Reddy again would need to present evidence that a scientist would have selected a bisulfate salt based on the disclosure of the '596 patent. Unlike anticipation, Apotex and Dr. Reddy are not limited to just the disclosure in the '596 patent, and will be able to rely on other scientific literature and prior art to prove the knowledge and use of a bisulfate salt with MATTPCA.

        Sanofi could be expected to argue that the d-enantiomer of MATTPCA is not obvious over the broader claim of the '596 patent and that a scientist would not have been motivated to select this particular compound.

  •
  Sanofi may argue that the broader genus claim of the '596 patent covers thousands of compounds and a scientist would not have naturally selected the d-enantiomer of MATTPCA from among these compounds.

  •
  Sanofi additionally will be allowed to present evidence that the d-enantiomer has superior properties that were previously unknown and would not have been expected. Courts may consider this type of "secondary indicia" evidence to be an indication that patent is not obvious. Other types of secondary indicia that may be considered include the commercial success of a product if it is tied to the properties of the product (here clopidogrel bisulfate) itself.

        While it is not possible to predict the court's finding on anticipation, Apotex and Dr. Reddy's have raised substantial defenses that could lead the court to a finding of obviousness.

Double Patenting:

        Dr. Reddy has additionally alleged that the '265 patent is invalid because of 'obviousness-type' double patenting over the '596 patent. A double patenting analysis of this type is generally the same as an obviousness analysis, with subtle distinctions. For instance, a double patenting analysis is limited to the claims of the prior patent, whereas obviousness looks to the disclosure of the prior patent as a whole. Therefore, this allegation seems logically subsidiary to defendants' anticipation and obviousness arguments. However, based upon comments by some courts, it is technically possible for double patenting to invalidate the '265 patent even if the anticipation and obviousness arguments do not.

Inequitable Conduct:

        Apotex and Dr. Reddy have alleged that Sanofi deceived the Patent Office to gain issuance of the '265 patent and that the '265 patent should not be enforced as a result.

  •
  Apotex and Dr. Reddy have alleged that Sanofi should have included another Sanofi employee as an inventor of the '265 patent and did not do so, that Sanofi made false and unsupported

4

    representations to the Patent Office regarding the "unexpected" superior properties of the d-enantiomer, and that Sanofi failed to disclose certain prior art.

  •
  The court has recently granted a motion to compel Sanofi to disclose certain privileged documents concerning why they dropped certain claims during the prosecution of the '265 patent. This may give the defendants an opportunity to prove an inequitable conduct case if the documents contain incriminating statements.

  •
  While Sanofi admitted certain of the underlying facts alleged by the defendants, the admission of these facts alone are insufficient to determine the issue of inequitable conduct.

        These allegations of inequitable conduct are difficult to assess because we do not have access to the underlying facts and Sanofi has not yet given any indication of the position it intends to take in defense of defendants' allegations other than general denials. A finding by the court that Sanofi had engaged in inequitable conduct would render the '265 patent unenforceable, even if the court found it was otherwise valid and infringed.

Conclusion:

        Based upon the publicly available records (which limits the ability to conduct an analysis), Apotex and Dr. Reddy's allegations appear to raise serious questions as to the validity of the '265 patent that cannot easily be dismissed. With this limitation, and recognizing the unpredictability of patent litigation, we believe that Apotex and Dr. Reddy have raised a substantial challenge to the validity of the '265 patent covering clopidogrel bisulfate, that if successful could allow for the rapid entry of generic Plavix into the U.S. market.

March 24, 2004

5

Patterson, Belknap, Webb & Tyler LLP

1133 Avenue of the Americas
New York, NY 10036-6710
(212) 336-2000
Fax (212) 336-2222

Christopher C. Angell	Robert W. Lehrburger	Of Counsel
Douglas E. Barzelay	Jeffrey I.D. Lewis
Susan F. Bloom	Robert P. LoBue	Harold R. Tyler
Henry P. Bubel	Ellen M. Martin
Laura E. Butzel	Maureen W. McCarthy
William F. Cavanaugh, Jr.	Thomas C. Morrison	Anthony P. Coles
Lisa E. Cleary	Bernard F. O'Hare	David F. Dobbins
Edward F. Cox	Gloria C. Phares	George S. Frazza
John Delli Venneri	Thomas W. Pippert	Robert M. Pennoyer
Gregory L. Diskant	Herman H.	Stephen W. Schwarz
David W. Dykhouse	Raspé	Robert B. Shea
Philip R. Forlenza	Karla G. Sanchez	Ira T. Wender, P.C.
Paul G. Gardephe	Peter J. Schaeffer
Eugene M. Gelernter	Andrew D. Schau
Alan Gettner	John E. Schmeltzer, III
David M. Glaser	John P. Schmitt
Antonia M. Grumbach	Arthur D. Sederbaum
Erik Haas	Karl E. Seib, Jr.
Dana W. Hiscock	Saul B. Shapiro
Scott Horton	Michael J. Timmons
Scott B. Howard	Peter W. Tomlinson
Karen C. Hunter	Richard R. Upton
Kenneth J. King	Frederick B. Warder III
Rochelle Korman	William W. Weisner
Robin Krause	John D. Winter
Jeffrey E. LaGueux	Stephen P. Younger	March 9, 2004
Kim J. Landsman	Steven A. Zalesin

Louis J. Wille, Esq.
Aventis Pharmaceuticals, Inc.
Route 202-206
P.O. Box 6800
Bridgewater, NJ 08807

    Re:
    Sanofi Plavix Litigation

Dear Lou:

        At Aventis' request, we have analyzed the currently-pending, United States Plavix-related litigations between Sanofi et al., on the one hand, and Apotex and Dr. Reddy, on the other1, based upon publicly available documents and information. We have been asked whether Apotex and Dr. Reddy have presented a viable defense to the infringement charges.

        This analysis may be relied upon by you only in connection with formulating regulatory filings in defense of Sanofi's hostile takeover attempt and may not be used or relied upon by you or any other person for any other purpose whatsoever, without in each instance our prior written consent, provided, however, that it may be used without such consent i) in connection with a review of the takeover attempt by any regulatory agency having supervisory authority over you, including French and United States authorities, for the purpose of confirming the existence of this analysis, ii) the assertion of a defense related to Sanofi's takeover attempt as to which this analysis is relevant and necessary, or iii) in response to a court order or other agency or quasi-judicial request for production.

There are two litigations currently pending involving Sanofi's Plavix product: Sanofi-Synthelabo, Sanofi-Synthelabo Inc. and Bristol-Meyers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., Case No. 02-CV-2255 (RWS) and Sanofi-Synthelabo, Sanofi-Synthelabo Inc. and Bristol-Meyers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy's Laboratories, Ltd. and Dr. Reddy's Laboratories, Inc., Case No. 02-CV-3672 (RWS).

        Our review was limited by a number of factors, for instance only a limited amount of information is available to non-parties. While we have reviewed the Sanofi patent-in-suit, the identified prior art patent also owned by Sanofi, the prosecution histories of both patents, and those pleadings filed with the court which are publicly available, there exists a large body of potentially relevant documents that are not available to us; this includes information not on file with the court and information filed with the court that is held confidential pursuant a protective order between the parties.2 Similarly, we do not have the ability to interview potential or actual witnesses who may be aware of relevant facts bearing on the issues and we have not consulted counsel or the parties regarding the positions they intend to take in the litigation.

        The analysis expressed below is based on publicly available information and arguments that we would expect reasonable patent counsel to advance. Patent cases involve complex subject matter and predicting final determinations is always uncertain, especially in highly fact intensive inquiries such as obviousness and inequitable conduct. We therefore cannot predict or offer an opinion on the final outcome of the litigations. Based upon these limitations and those expressed throughout this document, it appears that defendants' invalidity defense based on obviousness over a prior art patent also owned by Sanofi is a substantial challenge to the patent in suit as explained below. We also have attempted to review defendants' claims that the patent in suit is unenforceable for inequitable conduct, however based upon the limited information available we are not able to evaluate that assertion.

Executive Summary

        In the present lawsuits, Sanofi asserts only a single claim of U.S. Patent No. 4,847,265 ("the '265 patent") against defendants Dr. Reddy and Apotex. That claim, claim 3, is limited to the dextro-rotatory isomer of methyl alpha-5(4,5,6,7tetrahydro(3,2-c)thieno pyridyl) (2-chlorophenyl)-acetate ("MATTPCA") "substantially separated" from the levo-rotatory isomer.

        Based upon the information available to us and defendants' publicly-available assertions, we believe that the strongest prior art reference identified to date that defendants are likely to assert is Sanofi's U.S. Patent No. 4,529,596 ("the '596 patent"). It generally discloses a genus of "thieno [3,2-c] pyridine" compounds and contains a specific claim to MATTPCA. It appears that defendants' most likely arguments are that the dextro-rotatory enantiomer of MATTPCA is described in the '596 patent. Accordingly, defendants likely will argue that the '596 patent anticipates claim 3 of the '265 patent and/or that it would have been obvious to one of skill in the art at the relevant time to obtain the dextro-rotatory enantiomer "substantially separated" from the levo-rotatory enantiomer because methods for achieving that separation were known in the art prior to the filing of the '265 patent. In addition, defendants likely will argue that the use of the hydrogen sulfate salt would have been obvious to one of skill in the art at the time the priority applications for the '265 patent were filed. One defendant, Dr. Reddy, also argues that the '265 patent is invalid for double patenting over the '596 patent for the same reasons defendants assert obviousness.

2
This includes documents produced from a parties' files, written interrogatory and document discovery responses and deposition testimony obtained during discovery between the parties.

        Defendants' likely will argue that the '596 patent discloses the dextro-rotatory enantiomer of MATTPCA, rendering claim 3 of the '365 patent invalid as anticipated under 35 U.S.C. § 102. However, the '596 patent does not explicitly refer to the dextro-rotatory enantiomer of MATTPCA, and defendants' potential arguments would have to rely on inferences from other statements in the '596 patent referring to enantiomeric forms. Defendants' arguments would likely be that, in view of the general statements in the '596 patent referencing enantiomeric forms, one of skill in the art would view the '596 patent as describing a genus of compounds including both a mixture of two enantiomers and each enantiomer separately. Defendants may further argue that one of skill in the art would similarly read claim 2, directed to MATTPCA, as also including both a racemic mixture and each enantiomer although this is not explicitly stated in the claim language.

        In response, Sanofi is expected to characterize the '596 patent as disclosing a broad genus of thousands of compounds existing as racemic mixtures of enantiomers. Sanofi would allege that one of skill in the art would not read this broad disclosure as teaching the levo-rotatory enantiomer of MATTPCA "substantially separated" from the dextro enantiomer.

        Defendants' other primary invalidity arguments, based on obviousness, would likely be that (1) the '596 patent at least discloses a racemic mixture of MATTPCA; (2) one of skill in the art as of the priority date of the '265 patent would have known how to separate a racemic mixture so as to obtain the dextro-rotatory enantiomer to a degree of purity it alleges is required by claim 2 of the '265 patent;3 and (3) it would have been obvious to do so in view of prior art literature teaching that one enantiomeric form is more active than the other.

        Sanofi's counter arguments regarding the nonobviousness of claim 3 of the '265 patent in view of the '596 patent may include: (1) arguments that there was no motivation to select the dextro-rotatory enantiomer from the genus of compounds described in the '596 patent; (2) arguments that there was no motivation to combine the racemic mixture disclosed in the '596 patent with the concept of separating racemic mixtures to obtain substantially pure enantiomers and (3) arguments based on secondary considerations of obviousness, such as unexpected results and commercial success.

        Based on the analysis set forth below, it is our opinion that defendants' invalidity defense based on obviousness over the '596 patent is substantial. The '596 patent does teach MATTPCA and, separately, "enantiomeric forms or their mixture." The issue therefore is whether it would be obvious to choose the "substantially separated" dextro-rotatory enantiomer (or isomer). It appears that defendants have presented a substantial invalidity defense. We cannot, however, predict an outcome of the litigation.

3
As discussed in Section II(B), infra, the parties have disputed the percentage of purity of the dextro-rotatory enantiomer required by claim 2 of the '265 patent.

Detailed Memorandum

I.    Factual Background

  A.
  Sanofi's Plavix Product and Defendants' ANDAs

        Sanofi markets Plavix, a pharmaceutical product containing the active ingredient clopidogrel bisulfate. It inhibits platelet aggregation causing thrombolitic events such as ischemic strokes. Sanofi's management has predicted that global sales of Plavix in 2006 will reach six billion Euro.4 We consider, for these purposes, annual sales of six billion Euros as prima facie commercial success.

        The United Stated Food and Drug Administration ("FDA") approved Plavix on November 17, 1997. Pursuant to FDA requirements, Sanofi listed patents covering Plavix in the "Orange Book."5 The Orange Book currently lists four patents covering Plavix: (1) the '265 patent; (2) U.S. Patent No. 5,576,328 ("the '328 patent"); (3) U.S. Patent No. 6,429,210 ("the '210 patent"); and (4) U.S. Patent No. 6,504,030 ("the '030 patent").6

        Defendants Apotex and Dr. Reddy have each filed an Abbreviated New Drug Application ("ANDA") seeking approval from the FDA to market generic versions of Plavix prior to the expiration of Sanofi's patents. Apotex's ANDA contained a certification that the '265 and '328 patents were not infringed by Apotex's proposed generic product and/or were invalid.7 Although it is not confirmed by the publicly available pleadings, it is reasonable to assume that Dr. Reddy filed a similar certification.

  B.
  Background of the Technology

        The active ingredient in Plavix, claimed in the '265 patent, claim 3, is methyl alpha-5(4,5,6,7,-tetrahydro(3,2-c)thieno pyridyl)(2-chlorophenyl)-acetate ("MATTPCA"). MATTPCA exists in two forms, each sharing the same chemical structure but differing in their three-dimensional structure where one is the mirror image of the other. These forms are called "enantiomers" or "isomers" and are designated as either a "dextro" (which rotates polarized light in a clockwise direction) or a "levo" (which rotates polarized light in a counterclockwise direction). When the two forms are mixed in equal amounts, the mixture is referred to as a "racemate" or a "racemic mixture".

        The different forms of MATTPCA are central to the issues in suit. The sole claim asserted against defendants by Sanofi, claim 3 of the '265 patent, is limited to the dextro

Investment Report on Sanofi-Synthelabo issued by Bear Stearns on December 4, 2003.

Pursuant to United States Law, manufacturers of products approved by the FDA are required to list all patents the company believes to cover the product in a publicly available compilation called the "Orange Book".

6
The '210 and '030 patents are directed to polymorphs of the clopidogrel active ingredient in Plavix. As Sanofi has not alleged infringement of the '210 and '030 patents in the pending litigation, this memorandum does not address and offers no views whether Sanofi could assert the '210 and '030 patents against defendants or the validity of the patents.

Memorandum in Support of Defendant's Motion to Strike Jury Demand, dated May 10, 2002, at p. 4. At the time of Apotex's certification, the '210 and '030 patents that Sanofi additionally listed as covering its Plavix product in the Orange Book had not yet issued.

1

enantiomer of MATTPCA "substantially separated" from the levo enantiomer. The primary asserted prior art reference, the '596 patent, is directed to a broader genus of compounds and the parties will likely focus their invalidity arguments on whether or not the '596 patent should be interpreted as disclosing the dextro enantiomer of MATTPCA.

  C.
  The Disclosure of the '596 and '265 Patents

        Both the '596 and '265 patents are generally directed to a class of compounds that includes MATTPCA. Each has claims specific to MATTPCA.

  •
  Claim 2 of the '596 patent reads: "Methyl alpha-(4,5,6,7tetrahydro-thieno(3,2-c)-5-pyridyl)o.chlorophenyl-acetate."

  •
  Claim 3 of the '265 patent reads: "Hydrogen sulfate of the dextro-rotatory isomer of methyl alpha-5(4,5,6,7tetrahydro(3,2-c)thieno pyridyl) (2-chlorophenyl)-acetate substantially separated from the levo-rotatory isomer."

        The primary differences between claim 3 of the '265 patent and claim 2 of the '596 patent is the additional limitations contained in the '265 patent that MATTPCA be "the dextro-rotatory isomer  ...  substantially separated from the levo-rotatory isomer" and that the compound be in hydrogen sulfate form.

    1.
    The Prior Art '596 Patent

        The '596 patent issued on July 16, 1985 and is therefore prior art against the '265 patent. See 35 U.S.C. § 102(b).8 The '596 patent is generally directed to a genus of "thieno [3,2-c] pyridine" compounds, their derivatives, and their therapeutic application. The '596 patent contains 12 claims, 10 of which are composition claims directed to compounds within the genus and two of which are directed to methods of using the genus of compounds to inhibit platelet aggregation or thrombosis in mammals.

        Claim 2 of the '596 patent specifically recites MATTPCA. Claim 2 is not explicitly limited to either the dextro- or levo-rotatory enantiomer or a mixture of both, however two other claims of the '596 patent contain language for both the racemic mixture and the enantiomeric forms of the claimed compound. For example, claim 1 of the '596 patent claims the general class of compounds "including both enantiomeric forms or their mixture" and claim 8 specifies that the claim includes "one of the two enantiomers or their mixture." Therefore, the '596 patent can be read to indicate that MATTPCA can exist in racemic or enantiomeric forms.

        Further references to enantiomeric forms are found in the Abstract of the '596 patent, which states that the disclosed invention relates to the genus of compounds "as well as to the two enantiomers [of each compound] or their mixture." Similarly, the specification indicates that:

"A person shall be entitled to a patent unless  …  (b) the invention was patented or described in a printed publication in this or a foreign country  …  more than one year prior to the date of the application for patent in the United States."

2

      "[t]hese compounds having an asymmetrical carbon may exist in the form of two enantiomers. The invention relates both to each enantiomer and their mixture. The invention also includes the addition salts with pharmaceutically acceptable mineral or organic acids... " ('596 patent, col. 1, ll. 39-45)

        The compound of claim 2 is also used in Example 1 of the '596 patent, but the example does not explicitly clarify whether the example discloses a mixture or a specific enantiomeric form. ('596 patent, col. 3, ll. 43-56)

    2.
    The '265 Patent

        The '265 patent issued July 11, 1989 with seven claims.9 However, the parties' pleadings indicate that claim 3 of the '265 patent is the only claim that Sanofi currently alleges is infringed by the defendants' products.10 Claim 3 is narrower than the claims of the '596 patent and is limited to "[h]ydrogen sulfate of the dextro-rotatory isomer of [MATTPCA] substantially separated from the levo-rotatory isomer."

        The specification of the '265 patent contains several statements which allegedly distinguish the dextro enantiomer of MATTPCA from the levo enantiomer or racemic mixture. In particular, the '265 patent asserts that:

      "In an unexpected manner only the dextro-rotatory enantiomer Id exhibits a platelet aggregation inhibiting activity, the levo-rotatory enantiomer Il being inactive. Moreover, the inactive levo-rotatory enantiomer Il is the less well tolerated of the two enantiomers." ('265 patent, col. 1, ll. 37-41)

        The specification further states:

      "The salts of the dextro-rotatory isomer have a better therapeutic index than the salt of the racemic mixture; in fact, the levo-rotatory isomer exhibits almost no platelet aggregation inhibiting activity and its toxicity is markedly higher than that of its dextro-rotatory homologue." ('265 patent, col. 8, ll. 44-49)

    3.
    The Prosecution of the '265 Patent

        The '265 patent issued from application serial no. 07/155,550, filed February 12, 1988 and claiming priority to two French patent applications, filed on February 17 and November 27,

Claim 1 is directed to the dextro enantiomer of MATTPCA "substantially separated" from the levo enantiomer "and its pharmaceutically acceptable salts." Claims 2, 4 and 5 are directed to hydrochloride, hydrobromide, and taurocholate salts respectively. Claims 6 and 7 are directed to pharmaceutical compositions.

See Dr. Reddy's Opening Claim Construction Brief, dated November 14, 2003, at p. 2.

3

1987.11 The original application contained eleven claims—seven claims directed to pharmaceutical compositions and four claims directed to a process for preparing the dextro enantiomer of the composition claims.

        In the first office action, mailed November 4, 1988, the examiner rejected all of the pending claims as either anticipated under 35 U.S.C. § 102(b) or obvious under § 103. The composition claims were rejected as anticipated by Sanofi's '596 patent because "[t]he reference discloses the instant [compound] and its pharmaceutically acceptable salts in the racemic form".12 The original claims of the '550 application did not contain a limitation as to the purity of the dextro enantiomer and were therefore anticipated by the '596 patent "because the dextro-rotatory isomer is present in the racemic mixture of [the '596 patent]."13 The examiner noted that the claims would be patentable if they did not read on the '596 patent because "[a]pplicants claim the dextro-rotatory isomer and report that the levo-rotatory isomer exhibits almost no platelet aggregation inhibiting activity and that its toxicity is markedly higher than that of the dextro-rotatory homolog," suggesting that Sanofi could overcome the rejection by inserting the limitation "substantially pure" into the pending claims.14

        The process claims were rejected as obvious over the '596 patent in view of Fieser, et al., a 1961 organic chemistry textbook disclosing a method of separating a racemic mixture. The examiner stated that the claims were obvious because they recited "the classic process of optical resolution" (disclosed in Fieser) to "a racemic mixture containing the instant enantiomer" (disclosed in the '596 patent).15 It would have been obvious to apply the known method of Fieser to the mixture of the '596 patent to obtain the dextro enantiomer.

        In a January 9, 1989 amendment, Sanofi amended the pending composition claims to recite "the dextro-rotatory isomer  …  substantially separated from the levo-rotatory isomer."16 Sanofi stated that the "substantially separated" language would have the same effect as the "substantially pure" language suggested by the examiner. Sanofi cancelled the pending process claims and did not respond to the examiner's rejection of those claims.17 Following this amendment, the examiner allowed all of the pending claims (i.e., the seven amended composition claims) on January 30, 1989. The '265 patent issued on July 11, 1989.

French Application no. 87 02025 was filed February 17, 1987 and French Application No. 87 16516 was filed November 27, 1987.

November 4, 1988 Office Action at p. 2.

13
Id.

14
Id.

15
Id. at p. 3.

16
January 9, 1989 Amendment at p. 5-6.

11
Id. at p. 6.

4

II.
Procedural Background

A.
Proceedings Before the Court

        On March 21, 2002, Sanofi filed an infringement suit against Apotex in the Federal District Court for the Southern District of New York ("S.D.N.Y.") based on Apotex's ANDA filing, alleging infringement of the '265 and '328 patents. In its answer filed April 8, 2002 Apotex denied infringement and alleged affirmative defenses and counterclaims that the '265 patent was invalid under § 102 and § 103 and also asserted that the '328 patent was not infringed.

        On May 14, 2002, Sanofi filed a similar suit alleging infringement of the '265 and '328 patents against Dr. Reddy. In its answer filed June 17, 2002, Dr. Reddy denied infringement and pled affirmative defenses and counterclaims that the '265 and '328 patents were anticipated under § 102, '265 and '328 patents were obvious under § 103, '265 patent was invalid for lack of written description and failure to disclose best mode under § 112, '265 patent was invalid for double patenting over the '596 patent, and '328 patent was unenforceable for inequitable conduct.

        Both cases were assigned to Judge Robert W. Sweet and on June 11, 2002, the parties entered a stipulation that the two cases would be consolidated for the purposes of discovery and pretrial and that the issue of consolidation for trial could be considered by the court at a later time. On August 14, 2002, Judge Sweet issued an order holding that neither case was entitled to a jury trial.

        On February 21, 2003, Apotex filed an amended answer containing additional allegations that the '328 patent was invalid under § 102 and §103. On June 20, 2003, the court entered an order dismissing Sanofi's infringement claims and defendants' affirmative defenses and counterclaims related to the '328 patent with prejudice pursuant to a stipulation between the parties. On October 8, 2003, Apotex filed a second amended answer containing additional allegations that the '265 patent was invalid under § 102(f) because the named inventors did not invent the patented subject matter and that the '265 patent was unenforceable for inequitable conduct. Sanofi's reply to Apotex's second amended answer and counterclaims was filed October 23, 2003.

        At the current time, the parties have largely completed fact discovery and briefing on claim construction issues. A claim construction hearing has not yet been scheduled on the dockets, expert discovery has not commenced, and case dispositive motions have not been filed.

        Both actions were transferred from Judge Sweet to Judge Sidney H. Stein on February 25, 2004. We are not aware of the circumstances surrounding this transfer.

  B.
  Claim Construction Positions

        Sanofi filed both its opening brief on claim construction and an accompanying expert declaration by Dr. Alexander M. Klibanov under seal, so we are not able to access these documents. However, later documents indicate that Sanofi argued that "substantially separated"

5

should be interpreted in accordance with the understanding of one of skill in the art, i.e. "at least about 95% enantiomeric purity."18 Apotex and Dr. Reddy filed responsive claim construction briefs on November 14, 2003.

        Dr. Reddy's brief indicated that the phrase "substantially separated" in claim 3 required "that the dextro-enantiomer is at least about 95% of the total of the two enantiomers or the enantiomeric excess of the dextro enantiomer is at least about 90%."19 It appears that Dr. Reddy is likely to admit infringement under this construction.20

        Apotex's claim construction brief argued that "substantially separated" in claim 3 of the '265 patent means "at least 96% purity" of the dextro enantiomer.21 Apotex has admitted that, under this claim construction, "its proposed clopidogrel bisulfate product would literally infringe claim 3 of the '265 patent" in an interrogatory response served September 3, 2003.22

        The parties filed additional claim construction briefs on January 29, 2004. Sanofi maintained its position that claim 3 requires that the dextro enantiomer be "above about 95% purity". Apotex maintained its position that claim 3 requires "at least 96% purity" of the dextro enantiomer. Dr. Reddy altered its proposed construction on the basis of deposition testimony given by Sanofi's expert and asserted that claim 3 only requires that the dextro enantiomer be present in an amount greater than 92.5% of the total of the dextro and levo enantiomers. Both Sanofi and Dr. Reddy further agreed that claim 3 requires that a "practical amount" of clopidogrel be present, whereas Apotex disagrees, asserting this construction is not supported.

III.
Parties Potential Positions on the Validity of Claim 3 of the '265 Patent

        The parties' claim construction briefs indicate that claim 3 of the '265 patent is the only claim presently asserted by Sanofi.23 We therefore have not considered the validity of the other six claims of the '265 patent.

        Based on the materials we have reviewed, defendants' primary arguments regarding the validity of the '275 patent are likely to center on Sanofi's own prior art '596 patent. Although defendants' may raise additional prior art references in support of their validity arguments, we have not conducted an independent investigation of other potential invalidating references and our analysis is limited to the validity of the '265 patent in view of the '596 patent.24

Plaintiff's Responsive Brief in Support of Plaintiff's Proposed Claim Construction, dated January 29, 2004, at p.1.

Reddy's Opening Claim Construction Brief, dated November 14, 2003, at p.4.

20
In an October 14, 2003 letter to the court, Dr. Reddy's counsel stated that Dr. Reddy would admit infringement on the basis of this claim construction.

21
Apotex's Opening Claim Construction Brief, dated November 14, 2003, at p.10.

22
October 17, 2003 letter from Apotex to the Court.

23
Dr. Reddy's Opening Claim Construction Brief, dated November 14, 2003, at p.2 (identifying claim 3 of the '265 patent as "[t]he single claim-in-suit").

Dr. Reddy has plead defenses under § 112 that the '265 patent is invalid for lack of written description and failure to disclose best mode. These defenses are highly fact specific inquiries that would likely depend on expert testimony. As such, we do not address Dr. Reddy's § 112 defenses in this memorandum.

6

        It appears that Apotex and Dr. Reddy have admitted that their proposed products would infringe claim 3 of the '265 patent. Therefore, this memorandum does not address issues relating to infringement.

  A.
  Patent Invalidity Standards Under §§ 102 and 103

  1.
  Legal Background

        United States patents are presumed valid as a matter of law, 35 U.S.C. § 282, so the party challenging the validity of a patent must prove invalidity under a standard of clear and convincing evidence, Hewlett-Packard Co. v. Bausch & Lomb, Inc., 909 F.2d 1464, 1467 (Fed. Cir. 1990). It is more difficult to rebut the presumption of validity when the prior art reference relied on was considered by the examiner during prosecution and the claims were allowed over the disclosure of the reference. Am. Hoist & Derrick Co. v. Sowa & Sons, Inc., 725 F.2d 1350, 1359-60 (Fed. Cir. 1984). However, this does not preclude a later challenge to validity and prior art before the examiner can still form the basis for invalidating a patent in litigation. E.g., Celeritas Techs., Ltd. v. Rockwell Int'l Corp., 150 F.3d 1354, 1360-61 (Fed. Cir. 1998) (holding patent invalid over prior art reference that was before the examiner during prosecution).

      a.
      Anticipation

        A patent is anticipated under 35 U.S.C § 102 if a prior art reference discloses all of the elements of the claimed invention either expressly or inherently. Minnesota Mining & Mfg. Co. v. Johnson & Johnson Orthopedics, Inc., 976 F.2d 1559, 1565 (Fed. Cir. 1992). Anticipation requires that each and every limitation of the claimed invention be disclosed in a single prior art reference that describes the applicant's claimed invention to sufficiently to have placed it in the possession of a person of ordinary skill in the art. In re Paulsen, 30 F.3d 1475, 1479 (Fed. Cir. 1994).

        The disclosure of a small genus of compounds may anticipate the species of that genus even if the species themselves are not recited. Bristol-Myers Squibb Co. v. Ben Venue Labs., Inc., 246 F.3d 1368 (Fed. Cir. 2001). However, disclosure of a large genus does not necessarily anticipate a later claim to a species. In re Meyer, 599 F.2d 1026, 1031 (C.C.P.A. 1979) ("The genus, 'alkaline chlorine or bromine solution,' does not identically disclose or describe, within the meaning of § 102, the species alkali metal hypochlorite, since the genus would include an untold number of species.").

      b.
      Obviousness

        When a prior art reference does not disclose all of the limitations of the claimed invention, the reference may still be invalidating if it, either alone or in combination with other prior art references, renders the claimed invention obvious to one of skill in the art. 35 U.S.C. § 103. To determine if a patent is obvious in view of a prior art reference, courts consider: (1) the scope and content of the prior art; (2) the differences between the disclosure of the prior art and the claims at issue; and (3) the level of ordinary skill in the pertinent art at the time the patent

7

was filed. Graham v. John Deere Co., 383 U.S. 1, 17 (1966). Evidence of "secondary considerations" such as copying, commercial success, the failure of others, long felt but unsolved need, and unexpected results, can support a conclusion of non-obviousness. Id. at 17-18; In re Rouffet, 149 F.3d 1350, 1355 (Fed. Cir. 1988). When the obviousness inquiry is based on the combined teachings of two or more prior art references, or a modification of a single prior art reference, the proponent must establish that there was a motivation in the art to combine or modify the references. B.F. Goodrich Co. v. Aircraft Braking Sys. Corp., 72 F.3d 1577, 1582 (Fed. Cir. 1996); Pro-Mold v. Great Lakes Plastics, Inc., 75 F.3d 1568, 1573 (Fed. Cir. 1996).

      c.
      Decisions Addressing Patentability of an Enantiomer over Prior Art Disclosing the Racemate

        The predecessor court to the Federal Circuit25 has held that the disclosure of a racemate (the equal mixture of dextro and levo enantiomers) does not anticipate a later claim to a separated enantiomer.26 In re May, 547 F.2d 1082, 1090 (C.C.P.A. 1978) ("the novelty of an optical isomer is not negated by the prior art disclosure of its racemate"); In re Williams, 171 F.3d 319, 320 (C.C.P.A. 1948) (reversing the decision of the Patent Office that a claim drawn to a levo rotatory compound substantially free from the dextro rotatory form of the compound was anticipated by a mixture of the two forms). This doctrine has recently been applied in district court decisions. Ortho-McNeil Pharm., Inc. v. Mylan Laboratories, Inc., 267 F.Supp.2d 533,545 (N.D. W.Va. 2003) (holding that a claim to a separated levo enantiomer was not anticipated by prior art disclosing only the racemic mixture).

        Prior art disclosure of a racemate, however, is more likely to support invalidity as obvious under § 103. A separated enantiomer is prima facia obvious over prior art disclosing its racemate. In re May, 574 F.2d at 1090-94; In re Jones, 958 F.2d 347, 349-50 (Fed. Cir. 2002). Generally the applicant may rebut this presumption by demonstrating that the claimed enantiomer has unexpected properties. In re May, 574 F.2d at 1090-94. However, decisions prior to In re May have held that evidence of unexpected properties is insufficient to defeat a prior art reference disclosing the racemate. In re Adamson, 275 F.2d 952, 953-55 (C.C.P.A. 1960), invalidated a claim to the levo enantiomer of a compound over prior art disclosing the racemate in view of an organic chemistry text teaching that organic compounds with an asymmetric carbon are racemic and can be separated into separate forms whose "physiological properties can differ significantly." 275 F.2d at 953. The court rejected evidence that the levo enantiomer had greater activity than the dextro enantiomer because "appellants have done no more than is suggested by the prior art and have ascertained no more than what would be expected by one skilled in the art, i.e., the activities are different." Id. at 955.

        In this instance, prior decisions do not offer binding guidance because the instant facts differ from prior scenarios. Prior decisions have not addressed a scenario where, as here, a prior

The Federal Circuit is the controlling appellate court for patent cases and is the successor to the Court of Customs and Patent Appeals ("C.C.P.A."). The Federal Circuit has not yet issued a decision addressing the patentability of a separated enantiomer in view of its racemate. However, the Federal Circuit has adopted the precedence set by the C.C.P.A.

In re May also held that prior art disclosing of the dextro enantiomer of a compound did not anticipate a claim to the levo enantiomer. 574 F.2d at 1087-90.

8

art reference that both claims a genus of compounds "including both enantiomeric forms or their mixture" and further discloses an example of the specific compound. Additionally, we have not done any independent scientific analysis or research, such as consulting with our own experts, on whether there would be an expectation that the dextro form of MATTPCA would be more active than the levo form, or if that was a surprising and unexpected discovery.

  B.
  Likely Arguments Regarding Patent Invalidity of the '265 Patent Under §§ 102 and 103

        While the parties have not filed pleadings that detail the invalidity arguments and responses they intend to make, pleadings filed during discovery disputes offer limited insight into the parties potential contentions.27

        Apotex has argued in pleadings that "Example 1 in column 3 of the prior art in the '596 patent expressly discloses the very dextro-rotatory compound which is claimed in Plaintiffs' '265 Patent."28 Apotex further alleged that one of skill in the art could have predicted that there were two variations of this compound and would have recognized that one would be superior.29

        In reply, Sanofi alleged that Apotex's assertion "was simply untrue" and that "[t]he '596 patent discloses a broad genus of thousands of compounds that exist as racemic mixtures of enantiomers (and not just two variations of a single compound as stated by Apotex), and it does not disclose the specific clopidogrel enantiomer compound of the '265 patent."30 Sanofi further argued that one of skill in the art would not have been able to predict the physical and biological properties of the enantiomers of racemic clopidogrel and, as stated in the '265 patent, it was surprising that one enantiomer was active and the other was not, and that the active enantiomer was better tolerated than the inactive enantiomer.31

        Based on these statements, we believe that defendants' most likely arguments regarding invalidity of the '265 patent as anticipated and/or obvious over the '596 patent would be that the dextro enantiomer of MATTPCA is described in the '596 patent (and thus the '596 patent anticipates claim 3 of the '265 patent) and/or that it would have been obvious to one of skill in the art at the relevant time to obtain the dextro enantiomer "substantially separated" from the levo enantiomer and that methods for achieving that separation were known in the art prior to the filing of the '265 patent. In addition, defendants would be expected to argue that the use of the hydrogen sulfate salt would have been obvious to one of skill in the art at the time the priority applications for the '265 patent were filed.

The parties disputed whether Sanofi was required to produce documents relevant to research and development leading to the inventions claimed in the '596 patent and Sanofi and Apotex filed legal briefs addressing this issue.

Memorandum in Support of Apotex's Motion to Compel Plaintiffs, dated October 31, 2002, at p.5.

29
Id.

30
Plaintiffs' Reply in Support of its Motion to Compel and Opposition to Defendant Apotex's Motion to Compel, dated November 7, 2002, at p7.

Id. at p.8.

9

        1.    Anticipation

          a.    Potential Arguments by Defendants

        Based on statements made in discovery pleadings, we believe that defendants will argue that the dextro-rotatory enantiomer of MATTPCA is expressly disclosed in, and therefore anticipated by, the '596 patent.

        As detailed supra in Section I(C)(1), the '596 patent contains several statements that defendants may use to support their arguments that the '596 patent describes the dextro enantiomer of MATTPCA. In particular, the '596 patent states at various points that "the invention relates to [a genus of compounds] as well as the two enantiomers of their mixture" ('596 patent, Abstract) and that "[t]he invention relates both to each enantiomer and their mixture" ('596 patent, col. 1, ll. 39-45). Although claim 2 of the '596 patent, which specifically claims MATTPCA, does not make explicit reference to enantiomers, claims 1 and 8 respectively claim the genus of compounds "including both enantiomeric forms or their mixture" and therapeutic compositions of the compounds "or one of the two enantiomers or their mixture."32

        Based on these statements in the '596 patent, defendants could argue that the '596 patent discloses the dextro enantiomer of MATTPCA and therefore anticipates claim 3 of the '365 patent. The '596 patent does not explicitly refer to the dextro enantiomer of MATTPCA, and therefore defendants' potential arguments would likely be that, in view of the general statements in the '596 patent referencing enantiomeric forms, one of skill in the art would view the '596 patent as describing a genus of compounds including both a mixture of two enantiomers and each enantiomer separately. Defendants may further argue that one of skill in the art would similarly read claim 2, directed to MATTPCA, as also including both a racemic mixture and each enantiomer, but this is not explicitly stated in the claim language.

        Although we do not have access to internal documents produced by the parties during discovery, one such document that is particularly relevant to this issue has been publicly disclosed in correspondence to the court.33 Dr. Reddy has characterized this document as "an admission by Sanofi that its clopidogrel patent is anticipated" and would be expected to rely on it in support of its anticipation arguments.34

        The document itself is a June 6, 1991 memorandum from Sanofi's Legal Department entitled "Patentability of a stereoisomer."35 The memorandum cautions against the inclusion of examples of enantiomers in patent applications, stating "that it would be preferable if we did not have any examples of pure stereoisomers, [or] mention in the text that [] the general formula could also represent both the racemates and the enantiomers, in order to leave us the possibility of subsequently patenting a particularly interesting enantiomer that may go into development."

Claim 2 of the '596 patent is an independent claim and does not depend on either claim 1 or claim 8.

October 14, 2003 letter from Dr. Reddy's counsel to the court, at attachment 3.

34
Id. at p. 1.

The original document is written in French and we rely on a translation provided to the court by Dr. Reddy.

10

The memorandum goes on to discuss clopidogrel—the active in Plavix is clopidogrel bisulfate. The memorandum states "We have an example of such 'self-anticipation' with Clopidogrel, enantiomer of PCR 4099. This racemic is claimed in patents filed several years before the applications for Clopidogrel, without any example concerning the separation of isomers, but the text and claim (1) mention: 'enantiomers and their mixture.' " The memorandum also indicates that the European Patent Office has rejected the application for absence of novelty and that Sanofi is appealing this decision.36

        Therefore, defendants would likely argue that either the disclosure of the '596 patent as a whole (in the case of § 102 anticipation) or claim 2 of the '596 patent (in the case of double patenting) should be interpreted as teaching the dextro enantiomer of MATTPCA and anticipates claim 3 of the '265 patent.

        Under a § 102 analysis, secondary considerations such as "unexpected results" and "commercial success" are not implicated.37 Therefore, defendants' would be expected to argue that Sanofi's representations as to these factors are irrelevant in view of the '596 patents disclosure of the dextro enantiomer of MATTPCA.

          b.    Potential Arguments by Sanofi

        Based on its statements in discovery pleadings, Sanofi is expected to characterize the '596 patent as disclosing a broad genus of thousands of compounds existing as racemic mixtures of enantiomers. Sanofi will allege that one of skill in the art would not read this broad disclosure as teaching the dextro enantiomer of MATTPCA "substantially separated" from the levo enantiomer.

        In support, Sanofi could rely on the fact that neither Example 1 of the '596 patent nor claim 2, which describe MATTPCA, expressly specify whether MATTPCA is an enantiomer or racemic mixture. The other five claims of the '596 patent directed to specific compounds similarly do not specify whether an enantiomer or racemic mixture is claimed. It is undisputed that the '596 patent was considered by the examiner during prosecution of the '265 patent and that the examiner allowed the claims of the '265 patent over the disclosure of the '596 patent. Sanofi would likely argue that the examiner therefore must have concluded that the '596 patent did not disclose the dextro enantiomer "substantially separated from" the levo enantiomer and that this fact supports a finding that the '596 patent does not disclose the invention of claim 3 of the '265 patent.

        Sanofi would also likely argue that, even if the "substantially separated" purified levo enantiomer of claim 3 of the '275 patent is encompassed within the genus of compounds claimed in the '596 patent, the '596 patent claims a large genus, including "tens of thousands" of species,38 and therefore does not describe the particular species claimed in the '265 patent.

We have not had the opportunity to review the prosecution file of Sanofi's European Patent corresponding to the '265 patent.

In re Fracalossi, 681 F.2d 792, 796 (C.C.P.A. 1982) ("'secondary considerations' ... are not considered for the purposes of determining anticipation").

January 14, 2004 Transcript of Dr. Alexander Klibanov, at p. 156. Dr Klibanov testified that "claim 1 of the '596 patent covers tens of thousands of different compounds...".

11

        2.    Obviousness

        In addition to the anticipation arguments likely to be presented by defendants, we would expect reasonable patent counsel to advance arguments in the alternative that the invention is obvious under § 103. Dr. Reddy has also alleged double patenting. The determination of obviousness in a double patenting context is the same as any other obviousness determination with one notable exception—unlike the § 103 analysis which looks to the disclosure of a prior art reference, a double patenting analysis looks only to what is claimed in the prior patent. Quad Environmental Technologies Corp. v. Union Sanitary District, 946 F.2d 870, 873 (Fed. Cir. 1991) ("Only the claims are compared in a rejection for double patenting."). Therefore, the arguments applicable to § 103 obviousness will largely be applicable to Dr. Reddy's double patenting allegations and we do not address this defense separately.

        The parties dispute the proper construction of "substantially separated" as recited in claim 3 of the '265 patent.39 For simplicity, a construction that the dextro enantiomer is at least approximately 95% pure is assumed.40

          a.    Potential Arguments by Defendants

        Defendants' invalidity arguments based on obviousness are expected to be that (1) the '596 patent discloses at least a racemic mixture of MATTPCA; (2) one of skill as of the priority date of the '265 patent would have known how to separate a racemic mixture so as to obtain the dextro enantiomer to a degree of 95% purity; and (3) it would have been obvious to do so in view of prior art literature teaching that one enantiomeric form is more active than the other.

        There appears to be no dispute that methods for separating a racemic mixture to obtain enantiomers were known prior to the priority date of the '265 patent.41 However, if Sanofi chooses to dispute whether one of skill in the art would have known of a method for separating the enantiomers of MATTPCA as of the priority date of the '265 patent, defendants' could rely on the prosecution history of the '265 patent where the examiner rejected process claims directed to the separation of the levo enantiomer over a prior art reference disclosing a method of separation the examiner characterized as a "classic process."42

As discussed in Section II(B), supra, the latest claim construction briefs filed by the parties on January 29, 2004 indicate that Sanofi alleges at least a purity of 95%, Apotex alleged a purity of 96% and Dr. Reddy alleges a purity of 92.5%.

This assumption should not be viewed as an indication that we believe that this is the claim construction likely to be adopted by the court.

41
For example, Sanofi has admitted that it was able to separate racemic mixtures of other compounds as early as 1980. See Plaintiff's Reply to Apotex's Second Amended Counterclaims, dated October 23, 2003, at p. 4.

Examiner's Office Action, dated November 4, 1988, at p. 3.

12

Defendants' would point out that Sanofi did not argue that the pending process claims were distinguishable over the cited prior art, but rather chose to cancel the claims, thereby creating an estoppel.43 In addition, defendants may present expert testimony or further scientific literature pre-dating the '265 patent priority date to support defendants' argument that it would be obvious to separate the racemic mixture of MATTPCA so as to obtain the "substantially separated" dextro enantiomer.44

          b.    Potential Arguments by Sanofi

        Sanofi's arguments regarding the non-obviousness of claim 3 of the '265 patent in view of the '596 patent may include: (1) arguments that there was no motivation to select the dextro enantiomer from the genus of compounds described in the '596 patent; (2) arguments that there was no motivation to combine the racemic mixture disclosed in the '596 patent with methods to separate racemic mixtures so as to obtain substantially pure enantiomers and (3) arguments based on secondary considerations of obviousness, such as unexpected results and commercial success.

        In support of its "lack of motivation" arguments, Sanofi will likely present expert testimony or other evidence that the genus claimed in claim 1 of the '596 patent encompasses a multitude of compounds and that it would not have been obvious, nor would one of skill in the art have been motivated, to select the dextro enantiomer of MATTPCA from this large class of compounds.

        In regards to claim 2 of the '596 patent, which is limited to MATTPCA, Sanofi may argue that one of skill in the art would have no motivation to separate the dextro enantiomer from the racemic mixture disclosed in claim 2 because one of skill would not have been aware that the dextro enantiomer has superior properties. In support, Sanofi would be expected to present evidence that it was the first to discover that the dextro enantiomer of MATTPCA had the unexpected properties of higher activity and lower toxicity than the levo enantiomer form. Sanofi could also present evidence of the commercial success of Plavix in support of its non-obviousness arguments.

        3.    Anticipation/Obviousness of Hydrogen Sulfate Salt

        Claim 3 of the '265 patent contains limitations to "hydrogen sulfate". To establish that claim 3 of the '265 patent is anticipated and/or obvious over the '596 patent, defendants would additionally need to establish that the hydrogen sulfate form of MATTPCA is anticipated and/or obvious.

          a.    Potential Arguments by Defendants

        Although the pleadings thus far publicly available do not contain an indication of the arguments the parties are likely to make specific to hydrogen sulfate, defendants would likely argue that the '596 patent expressly discloses hydrogen sulfate and is therefore anticipatory. In support, defendants could rely on claim 1 of the '596 patent, which discloses "addition salts with pharmaceutically acceptable mineral or organic acids". In addition, MATTPCA is also described in Example 1 of the '596 patent as a hydrochloride salt.45 Similar to the arguments defendants may present with regards to the disclosure of the MATTPCA compound in claim 1 of the '596 patent, defendants would also be reasonably expected to argue that the genus of claim 1 includes and discloses hydrochloride salt.

        Based on the disclosure of the genus in the '596 patent, defendants could argue that it was prima facia obvious to have formed the hydrogen sulfate salt of the dextro enantiomer of MATTPCA. Defendants may further argue that the '265 patent does not contain any disclosure indicating that the hydrogen sulfate form has unexpected properties and indicates that they hydrogen sulfate form is comparable to a hydrochloride form.46

On January 26, 2004, the court issued an order holding that Sanofi had waived the attorney client privilege with regards to its reasons for canceling the pending process claims during prosecution of the '265 patent.

While we would expect a reasonable patent attorney to present this type of additional evidence, we have not reviewed the scientific literature or consulted experts in the course of this analysis.

45
The '596 patent also contains four other examples of compounds within the genus of claim 1 in the form of they hydrogen sulfate (or bisulfate) salt. ('596 patent, Examples 4, 7, 8, and 9)

'265 patent, col. 9, ll. 23-25 and Tables I-IV.

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          b.    Potential Arguments by Sanofi

        Sanofi's arguments relating to the non-obviousness of the hydrogen sulfate form would likely be similar to its arguments relating to MATTPCA. Specifically, Sanofi would likely argue that the '596 patent describes a broad genus of addition salts as well as a broad genus of compounds and that the selection of the hydrogen salt form of MATTPCA would not be obvious in view of this broad disclosure. Sanofi may also present expert testimony or other evidence that the hydrogen salt form has unexpected superior properties. As scientific data can be subject to varying interpretations, Sanofi may allege a different interpretation of the data in the '265 patent which does not support a finding of comparable activity.

IV.    Parties Potential Positions on Enforceability of the '265 Patent

        Apotex has alleged that the '265 patent is unenforceable due to inequitable conduct. In order to show inequitable conduct, defendants must establish that there was a knowing, willful and intentional act of misrepresentation or omission before the PTO and that this misrepresentation or omission was material. Critikon, Inc. v. Becton Dickinson Vascular Access, Inc., 120 F.3d 1253, 1256 (Fed. Cir. 1997).

        Inequitable conduct looks to the actions and intent of persons who have been involved in the prosecution of the patent at issue and is generally a fact intensive inquiry. Proof of inequitable conduct is almost always highly dependent on documents and testimony obtained during the course of discovery. While we assume that Apotex's inequitable conduct allegations are based on materials gained during discovery, we do not have access to these materials and therefore cannot confirm the substance or strength of these allegations. In addition, Sanofi has responded to Apotex's allegations with a general denial and has not set forth the specific basis for this denial. Therefore, it is difficult to predict the arguments that Sanofi may later present at trial.

        Although we present the substance of Apotex's inequitable conduct allegations, we have only one side of the story and, in the absence of an indication of Sanofi's potential rebuttal arguments, cannot offer any views on the strength of Apotex's inequitable conduct allegations.

        A. Legal Background

        Patent applicants and their representatives have a duty "to prosecute patent application in the PTO with candor, good faith and honesty," any breach of which may constitutes inequitable conduct. Molins PLC v. Textron, Inc., 48 F.3d 1172, 1178 (Fed. Cir. 1995). Failure to disclose material information with an intent to deceive or mislead the PTO constitutes inequitable conduct. Critikon, 120 F.3d at 1256. The failure to disclose material information may arise from a failure to cite a reference or from making misleading statements. Molins, PLC v. Textron, Inc., 48 F.3d 1172, 1178 (Fed. Cir. 1995). Information is material if there is a "substantial likelihood that a reasonable examiner would consider it important in deciding whether to allow the application to issue as a patent." J.P. Stevens & Co. v. Lex Tex Ltd., 747 F.2d 1553, 1559 (Fed. Cir. 1984). Once the thresholds of materiality and intent have been established, the court conducts a balancing test and determines whether the scales tilt to a conclusion that inequitable conduct occurred. Critikon, 120 F.3d at 1256. The more material the omission or misrepresentation, the lower the level of intent which is needed. Id.

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        B. Apotex's Inequitable Conduct Allegations

        Apotex alleges inequitable conduct by Sanofi on three basis: (1) Sanofi improperly omitted another Sanofi employee, Dr. Jean-Pierre Maffrand, as an inventor of the '265 patent;47 (2) that Sanofi's representations that it was "unexpected" that the pharmacologically inactive levo enantiomer was less well tolerated than the dextro enantiomer were false because they were unsupported by any objective data substantiating the claims; and (3) that Sanofi failed to disclose a material reference, Canadian patent 1194875, during the prosecution of the '265 patent.

        In support of the first two allegations, Apotex alleged the following facts.48

    (1)    In about 1978, Dr. Maffrand requested chemists under his supervision to separate the enantiomers of racemic thienopyridine ("PCR 1033") for pharmacological testing of the platelet aggregating inhibiting activity of each enantiomer and that PCR 1033 is a structural analog to the later developed compound ("PCR 4099") and its enantiomers described in the '265 patent.

    (2)    In or about 1978-1980, Sanofi employees separated the enantiomers of PCR 1033 and tested them for pharmacological activity. These tests indicated that one enantiomer was active for platelet aggregation inhibiting activity and the other was not. The tests further indicated that the active enantiomer was less toxic and better tolerated than the inactive enantiomer.

    (3)    Dr. Jean-Pierre Maffrand and other Sanofi employees were aware of these test results no later than January, 1981.

    (4)    In or about 1980, Dr. Jean-Pierre Maffrand requested Alain Badorc (a named inventor on the '265 patent) synthesize the racemic thienopyridine PCR 4099, a derivative of the compound claimed in the '596 patent.

    (5)    In or about November, 1985, Dr. Jean-Pierre Maffrand requested Daniel Frehel and Alain Badorc (the named inventors of the '265 patent) to separate the enantiomers of PCR 4099 so that the enantiomers could be individually tested for platelet aggregation inhibiting activity and other pharmacological activity.

    (6)    In or about April, 1986, Alain Badorc and Daniel Frehel successfully separated the enantiomers of PCR 4099.

These allegations also form the basis of Apotex's §102(f) defense.

Apotex's Second Amended Answer and Amended Counterclaims, dated October 8, 2003 at pp. 10-18.

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    (7)    In or about May and June, 1986, Sanofi employees tested the enantiomers of PCR 4099 for platelet aggregation inhibiting activity and anti-thrombotic activity. The experiments showed that the dextro-rotatory enantiomer of PCR 4099 was pharmacologically active and the levo-rotatory enantiomer was inactive, but did not address whether the dextro-rotatory enantiomer was better tolerated than the levo-rotatory enantiomer. Alain Badorc and Daniel Frehel were not involved in these experiments.

    (8)    When Sanofi filed French Application 87 02025 on February 17, 1987, Sanofi had not yet done comparative toxicology testing on the enantiomers of PCR 4099.

    (9)    At the time the enantiomers of PCR 4099 were tested for pharmacological activity in May, 1986, Dr. Maffrand and other Sanofi employees were aware of scientific literature disclosing that enantiomers of racemic compounds exhibit different pharmacological and toxicological activity.

        Based on the above facts, Apotex alleged that Dr. Maffrand and/or other Sanofi employees should have been included as an inventor of the '265 patent and that Sanofi's omission of these inventors was a material misrepresentation that renders the '265 patent invalid and/or unenforceable. Apotex further alleges that Sanofi's representations to the PTO that it was "unexpected" that the dextro enantiomer was active and the levo enantiomer inactive were false because Sanofi should have anticipated these results based on either the 1978-1980 experiments conducted on a structurally similar analog (PCR 1033) that showed that one enantiomer was active and the other was not or numerous scientific references available before May 1986 that taught that enantiomers have different biological activity. In addition, Apotex alleges that Sanofi should have disclosed the results of the PCR 1033 experiments showing that the enantiomer that was pharmacologically active was also better tolerated.

        Finally, Apotex alleges that Sanofi's representations that the active dextro enantiomer of MATTPCA was better tolerated than the levo enantiomer were false because Sanofi had not yet conducted comparative testing of the two enantiomers. For the purposes of this final allegation, Apotex has only alleged (and Sanofi has only admitted) that Sanofi had not done comparative testing prior to the filing of French Application 87 2025, filed February 17, 1987. However, the '265 patent claims priority to two French applications, the latter of which was not filed until November, 1987. It is therefore possible that Sanofi could have conducted comparative testing between February and November of 1987 since there is no indication in the public record we reviewed.

        Apotex also alleges that Sanofi committed inequitable conduct by failing to disclose Canadian Patent 1194875, which was granted more than a year before the filing of the '265 patent and is prior art. Apotex alleges that the patent recites "si désiré, sépare ses énantiomères" (translated "if desired, separate the enantiomers") on three occasions and a reasonable patent examiner would have considered it material to patentability in view of the fact that the '265 patent claims were allowed only after Sanofi added the limitation "substantially separated from the levo-rotatory isomer".

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        C. Sanofi Response to Apotex's Allegations

        While Sanofi generally denied Apotex's allegations, Sanofi did admit the following49:

    (1)    In or about 1978, Dr. Maffrand requested chemists under his supervision to attempt to separate the enantiomers of a racemic thienopyridine, PCR 1033.50

    (2)    The enantiomers of PCR 1033 were successfully separated and tested for platelet aggregation inhibition activity, and that one enantiomer was found to be more active and slightly better tolerated, and that Dr. Maffrand was aware of these results no later than January, 1981.

    (3)    In or about 1980, Dr. Maffrand requested that Alain Badord synthesize PCR 4099 and that PCR 4099 is a derivative of the '596 patent.

    (4)    Dr. Maffrand requested that Alain Badorc and Daniel Frehel attempt to separate the enantiomers of PCR 4099 and that these enantiomers were subsequently tested for platelet aggregation inhibition and other pharmacological activity.

    (5)    Alain Badorc and Daniel Frehel successfully separated the enantiomers of PCR 4099 in or about April, 1986.

    (6)    In or about May and June, 1986, the enantiomers of PCR 4099 were tested by Sanofi employees for platelet aggregation inhibiting activity and anti-thrombotic activity.

    (7)    In 1986, pharmacological testing showed that the dextro enantiomer of PCR 4099 was pharmacologically active and the levo enantiomer was inactive.

Plaintiff's Reply to Apotex's Second Amended Counterclaims, dated October 23, 2003 at pp. 3-7.

Sanofi did not admit that PCR 1033 was a structurally similar analog to PCR 4099.

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    (8)    Comparative toxicology testing on the enantiomers of PCR 4099 was not completed by February, 1987.

    (9)    As of the earliest date of the testing of the enantiomers of PCR 4099 for platelet aggregation inhibition activity, there was some scientific literature reporting that enantiomers of some racemic compounds, unrelated to thienopyridines, may exhibit different pharmacological activity unrelated to platelet aggregation inhibition, and different toxicological effects, and that Dr. Maffrand was aware of some of this literature.

        In regards to Apotex's allegations related to the failure to disclose Canadian patent 1194875, Sanofi admitted that the patent had issued prior to the filing date of the '265 patent, referred to the text of the document in response to Apotex's allegation that it stated "si désiré, sépare ses énantiomères" and admitted that the patent was not disclosed during prosecution of the '265 patent. However, Sanofi alleged that there was no need to disclose the Canadian patent because it was merely cumulative of the '596 patent, which was before the examiner.

Conclusion

        As set forth above, and within the limits of information available publicly, it appears that defendants Apotex and Dr. Reddy have raised a substantial defense to the validity of Sanofi's '265 patent. Litigation is inherently difficult to predict, and it is even more difficult to do so when information is not available as here. Accordingly, we have not attempted to opine on whether Sanofi will ultimately succeed on its infringement charges against Apotex and Dr. Reddy, but only confirm that there is a substantial defense raised by these defendants.

Very truly yours,
Jeffrey I. D. Lewis
cc: M. Mandrgoc

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